HBOS plc

RECEIVED

2007 JUL 16 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

07025263

Exemption

SUPPL

Dear Sir

<u>HBOS plc filings pursuant to Rule 12g3-2(b)</u>

I enclose documents either sent to shareholders or made available to the public during the period **01 June 2007 to 29 June 2007.**

Announcements made to the London Stock Exchange:-

2007.06.04	Rule 8.3 – Pipex Comms plc
2007.06.04	Rule 8.3 – EMI Group plc
2007.06.04	Rule 8.3 – Reuters Group plc
2007.06.05	Rule 8.3 – iSoft Group plc
2007.06.05	Rule 8.3 – Reuters Group plc
2007.06.06	Rule 8.3 – iSoft Group plc
2007.06.06	Rule 8.3 – Reuters Group plc
2007.06.06	Director/PDMR Shareholding
2007.06.06	Publication of Final Terms
2007.06.07	Halifax Hse Price Index – May 07
2007.06.07	Rule 8.3 – iSoft Group plc
2007.06.08	Rule 8.3 – Pipex Comm plc
2007.06.08	Rule 8.3 - EMI Group plc
2007.06.08	Rule 8.3 – Reuters Group plc
2007.06.08	Holding(s) in Company
2007.06.12	Pre-close Trading Statement
2007.06.12	2006 Divisional Comparatives
2007.06.12	Rule 8.3 – Reuters Group plc
2007.06.12	Rule 8.3 – EMI Group plc
2007.06.13	Transaction in Own Shares
2007.06.13	Rule 8.3 – Reuters Group plc
2007.06.13	Rule 8.3 – Civica plc
2007.06.13	Rule 8.3 – EMI Group plc
2007.06.14	Publication of Final Terms
2007.06.14	Transaction in Own Shares
2007.06.15	Transaction in Own Shares
2007.06.15	Rule 8.3 – EMI Group plc

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

7/17

2007.06.15	Publication of Final Terms
2007.06.19	Transaction in Own Shares
2007.06.19	Rule 8.3 – Reuters Group plc
2007.06.19	Rule 8.3 – Taylor Woodrow plc
2007.06.19	Rule 8.3 – Pipex Comm plc
2007.06.19	Rule 8.3 – EMI Group plc
2007.06.19	Rule 8.3 – Imperial Chem Ind
2007.06.19	Cancellation of Shares
2007.06.20	Transaction in Own Shares
2007.06.20	Rule 8.3 – Pipex Comm plc
2007.06.20	Publication of Final Terms
2007.06.20	Publication of Final Terms
2007.06.20	Publication of Final Terms
2007.06.21	Transaction in Own Shares
2007.06.21	Publication of Final Terms
2007.06.21	Rule 8.3 – Reuters Group plc
2007.06.22	Transaction in Own Shares
2007.06.22	Rule 8.3 – Reuters Group plc
2007.06.25	Transaction in Own Shares
2007.06.25	Rule 8.3 – Pipex Comms plc
2007.06.25	Rule 8.3 – ICI plc
2007.06.25	Rule 8.3 - Reuters Group plc
2007.06.25	Rule 8.3 – Bridgewell Grp plc
2007.06.26	Transaction in Own Shares
2007.06.26	Rule 8.3 – ICI plc
2007.06.27	Transaction in Own Shares
2007.06.27	Rule 8.3 – Reuters Group plc
2007.06.27	Rule 8.3 – ICI plc
2007.06.27	Rule 8.3 – Pipex Comms plc
2007.06.28	Transaction in Own Shares
2007.06.28	Rule 8.3 – Civica plc
2007.06.28	Rule 8.3 – ICI plc
2007.06.28	Rule 8.3 – Imprint plc
2007.06.29	Total Voting Rights
2007.06.29	Rule 8.3 – ICI plc
2007.06.29	Chairman – Re-appointment

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	80,000 shares registered on 31.05.2007
1 Form 88(2)'s - Return of Allotment of	1,026 shares registered on 01.06.2007
1 Form 88(2)'s - Return of Allotment of	7,599 shares registered on 06.06.2007
1 Form 88(2)'s - Return of Allotment of	2,354 shares registered on 07.06.2007
1 Form 88(2)'s - Return of Allotment of	3,020 shares registered on 11.06.2007
1 Form 88(2)'s - Return of Allotment of	1,606 shares registered on 12.04.2007

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.04.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.04.07

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 18.04.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 19.04.07

Form 288a – Appointment of a Director
Amended Form 288b – Resignation of a Director
363a – Annual Return

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Susan Peter pp

Kenny Melville
Assistant Company Secretary

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm plc
Released	15:11 04-Jun-07
Number	7357X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	1 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	66,881,720	(2.789%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	66,881,720	(2.789%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	156,932	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 June 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:16 04-Jun-07
Number	7360X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	1 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	28,253,868	(3.486%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,253,868	(3.486%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000,000	£2.745

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 June2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 JUL 15 P 12:51

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:19 04-Jun-07
Number	7361X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	1 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,318,870	(2.091%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,318,870	(2.091%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	6,386	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure

	4 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:27 05-Jun-07
Number	8192X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,605,148	(1.121%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,605,148	(1.121%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	750,000	£0.473

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:38 05-Jun-07
Number	8205X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	4 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,318,851	(2.091%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,318,851	(2.091%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19	£6.421

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:11 06-Jun-07
Number	9043X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	5 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,355,148	(1.013%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,355,148	(1.013%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	£0.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	6 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Free annual report

RECEIVED

2007 JUL 16 P 12:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:13 06-Jun-07
Number	9046X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	5 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,353,144	(2.094%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,353,144	(2.094%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	34,293	£6.395

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	6 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED

Free annual report

2007 JUL 15 P 12:5

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 06-Jun-07
Number	9147X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

Jo Dawson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Halifax Corporate Trustees Limited

8 State the nature of the transaction

Purchase of shares under the HBOS plc Share Incentive Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

138

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when

calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£10.85

14. Date and place of transaction

31 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

99,133

16. Date issuer informed of transaction

5 June 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

6 June 2007

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	18:19 06-Jun-07
Number	9251X

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416WC).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 1,000,000,000 Subordinated Callable Notes due September 2017, ISIN No.XS0304201790

http://www.rns-pdf.londonstockexchange.com/rns/9251x_-2007-6-6.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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RECEIVED

2007 JUL 16 P 12:55

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-May07
Released	08:00 07-Jun-07
Number	9175X

Halifax House Price Index

National Index **May 2007**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 637.2 Monthly Change 0.3% Annual Change 1(

Standardised Average Price (seasonally adjusted) £196,893

Key Points

- House prices increased by 0.3% in May, the smallest monthly gain this year and the consecutive slowing in the monthly growth rate.
- The annual rate of house price growth nudged lower for the second successive mont 10.6% from a peak of 11.1% in March.
- Buyer interest in properties fell for the fifth consecutive month in April with the pace o decline increasing. Mortgage approvals to fund house purchase fell in April to their lo level for 12 months and were 16% below the peak of 128,000 in November 2006 at 107,000.
- Solid economic conditions and high employment support housing demand. The UK economy continued to grow at above its long-term average pace with GDP 2.9% higt on an annual basis in 2007 Q1. The number of people in employment has risen by 9: over the past year.
- Higher interest rates and the negative trend in real earnings growth are likely to caus house price inflation to moderate over the remainder of 2007. The four interest rate ri since August 2006 have affected housing affordability, raising the monthly costs of servicing a mortgage. There has also been a squeeze on real earnings growth in rec months with headline retail price inflation of 4.8% exceeding average earnings growtl 4.5% over the year to March 2007.

- Rising food prices are also reducing the income households have available for housii Annual food price inflation currently stands at 6.0%, its highest rate for almost six yea

Commenting, Martin Ellis, chief economist, said:

"House prices increased by 0.3% in May. This is the smallest increase so far this year and the third successive easing in the monthly growth rate. The recent slowing in monthly house price inflation, together with further evidence of moderation in housing market activity, suggests that the interest rate rises since last summer are having an impact on the market.

Higher interest rates, the negative trend in real earnings growth and rising food prices are likely to bite increasingly on householders' finances over the coming months, curbing housing demand. House price inflation is expected to moderate as a result. The market, however, remains supported by solid economic foundations which, together with supply shortages, will continue to support prices."

Further evidence that housing market activity is easing ......

Buyer interest in properties fell for the fifth consecutive month in April with the pace of decline increasing. (Source: RICS)

Mortgage approvals to fund house purchase fell by 4% in April to a seasonally adjusted 107,000. Approvals were at their lowest level for 12 months and 16% below the peak of 128,000 in November 2006. (Source: Bank of England)

Housing market conditions still tight but signs of loosening ....

The stock of unsold property on estate agents' books rose in April for the first time in six months. This increase in stock contributed to the first fall in the ratio of sales to available property stock since May 2006, indicating a loosening in market conditions. (Source: RICS) Nonetheless, market conditions remain tight and supply shortages – both new and secondhand properties –continue to exert upward pressure on house prices.

Solid economic conditions and high employment support housing demand ......

The UK economy continued to grow at above its long-term average pace in 2007 Q1 with GDP 0.7% up on the previous quarter and 2.9% higher on an annual basis, according to the latest estimate. The good health of the economy has underpinned a 93,000 increase in the number of people in employment over the past year. (Source: ONS)

Higher interest rates and the negative trend in real earnings growth are likely to cause house price inflation to moderate ......

The four interest rate rises since August 2006 have affected housing affordability, raising the monthly costs of servicing a mortgage. At the same time, there has been a squeeze on

real earnings growth in recent months. Headline retail price inflation of 4.8% exceeded average earnings growth of 4.5% over the year to March 2007. This fall in real earnings contrasts with real earnings growth of 1.6% during the previous year. (Average earnings rose by 4.0% over the year to March 2006 against headline retail price inflation of 2.4%). (Source: ONS)

Rising food prices are also reducing the income households have available for housing

Annual food price inflation increased from 5.6% in March to 6.0% in April, its highest rate for almost six years. Food prices have risen sharply worldwide recently as an expanding biofuels industry, climate change and the growing prosperity of countries such as China and India have combined to push up the prices of agricultural commodities. These upward pressures on food prices are likely to persist.

NOTE: The 10.9% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	14:05 07-Jun-07
Number	9779X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	6 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	853,464	(0.367%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	853,464	(0.367%)*		

* Percentage held prior to below sale was 1.013%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,501,684	£0.473

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm plc
Released	12:37 08-Jun-07
Number	0510Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	66,061,408	(2.754%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	66,061,408	(2.754%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	820,313	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	12:38 08-Jun-07
Number	0512Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	7 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	28,241,042	(3.485%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,241,042	(3.485%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	12,827	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 June2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:41 08-Jun-07
Number	0515Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	7 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,321,152	(2.089%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,321,152	(2.089%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	1,386	N/A
Transfer out	33,379	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	17:11 08-Jun-07
Number	9898X

RNS Number:9898X
HBOS PLC
07 June 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

HBOS

2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

AXA S.A. 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached if different):

30/05/2007

6. Date on which issuer notified:

06/06/2007

7. Threshold(s) that is/are crossed or reached:

6%

Note: HBOS PLC has also now received notification that, as at 2nd March 2007, AXA S.A. held in excess of 5% of the voting rights of HBOS PLC (5.89%), with initial notification of this having been issued on 8th March 2007.

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
3058750	224,675,165	224,675,165

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting r	
		Direct	Indirect	Direct	Ind
3058750	33,573,655	33,573,655	193,162,292	0.90	5.1

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
226,735,947	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund Indirect	4,677	0.00012
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) Direct	1,060,600	0.02830
AXA Rosenberg Direct	954,450	0.02547
AXA General Insurance Ltd Direct	105,245	0.00281
Sun Life Unit Assurance Ltd A/c X Direct	264,004	0.00704
Sun Life Unit Assurance Ltd A/c X	2,688,344	0.07174

Direct		
Sun Life Unit Assurance Lid A/c X Direct	2,192,000	0.05849
AXA UK Investment Co ICVC Global Distribution Fund Indirect	50,500	0.00135
AXA UK Investment Co ICVC Global Growth Fund Indirect	237,500	0.00634
AXA UK Investment Co ICVC Distribution Fund Indirect	265,000	0.00707
AXA UK Investment Co ICVC Ethical Fund Indirect	265,000	0.00707
AXA UK Investment Co ICVC Extra Income Fund Indirect	50,077	0.00134
AXA UK Investment Co ICVC UK Equity Income Fund Indirect	1,600,000	0.04269
PPP Healthcare Group plc Direct	120,000	0.00320
Sun Life Pensions Management Ltd Direct	50,000	0.00133
Sun Life Pensions Management Ltd Direct	496,365	0.01324
Sun Life Pensions Management Ltd A/c Direct	1,660,000	0.04430
Sun Life Assurance Society Plc Direct	419,200	0.01119
AXA Rosenberg Direct	769,695	0.02054
AXA Insurance UK Direct	359,150	0.00958
AXA UK Group Pension Scheme Indirect	718,000	0.01916
AXA Financial, Inc Indirect	157,142,130	4.19314
AXA Colonia Konzern Direct	4,888,860	0.13045
AXA Colonia Konzern Indirect	104,015	0.00278
Sun Life International (IOM) Ltd Direct	750,000	0.02001

AXA France Indirect	494,458	0.01319
AXA Australia Indirect	769,564	0.02053
AXA Rosenberg Indirect	26,109,965	0.69671
AXA Financial, Inc* Indirect	1,127,861	0.03010
Sun Life Pensions Management Ltd Direct	341,218	0.00910
Sun Life Pensions Management Ltd Direct	22,199	0.00059
Sun Life Unit Assurance Ltd LTAV UK Equity Direct	725,000	0.01935
Sun Life Unit Assurance Ltd ABL High Alpha Direct	328,220	0.00876
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	683,314	0.01823
Sun Life Pensions Management LTAV UK Equity Direct	3,440,757	0.09181
Sun Life Pensions Management ABL High Alpha Direct	1,560,560	0.04164
Sun Life Pensions Management FTSE All Share Tracker Direct	3,371,910	0.08998
AXA Framlington Trustees for Roman Catholics Indirect	150,000	0.00400
AXA Framlington London Scottish Pension Fund Indirect	60,000	0.00160
AXA Framlington Daimler Chrysler Indirect	137,868	0.00368
AXA Framlington Framlington Income & Capital Indirect	309,547	0.00826
AXA Framlington Equity Income Indirect	1,800,000	0.04803
AXA Framlington	100,000	0.00267

Financial Indirect		
AXA Framlington Monthly Income Indirect	1,250,000	0.03335
AXA Framlington Managed Balanced Indirect	300,000	0.00801
Framlington onshore private clients Indirect	116,130	0.00310
AXA Winterthur Direct	2,407,981	0.06425
SUN LIFE WITH PROFIT Transition Direct	2,007,228	0.05356
AXA SUN LIFE WITH PROFIT Transition Direct	1,907,355	0.05090
Total Direct	33,573,655	0.89587
Total Indirect	193,162,292	5.15430
TOTAL	226,735,947	6.05017

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Kenny Melville

15. Contact telephone number:

0131 243 5410

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-Close Trading Statement
Released	07:00 12-Jun-07
Number	1691Y

HBOS Pre-close Trading Statement 12 June 2007

Group Trading

Based on trading to date, HBOS is expected to deliver a robust financial performance in 2007 that meets the market's recently upgraded consensus for full year underlying earnings per share of 110.8p, some 10% ahead of 2006.

We are enjoying double digit profit growth in each of our divisions, with the exception of Retail, emphasising the diversity of our UK operations and the growing contribution from our international platforms. Margin movement is as previously guided, with underlying income growth relative to targeted cost growth expected to deliver a further improvement in the Group's cost:income ratio.

Divisional Trading

In Retail, we continue to enjoy excellent growth in savings and banking products whilst maintaining our relative caution in unsecured lending. In mortgages, the retention strategy introduced in the latter part of 2006, designed to trade an element of gross share for improved principal repaid, has not delivered the anticipated benefits. After a slower first quarter for net lending, we are now seeing an improved performance, having taken corrective action in the second quarter. The start to the year is however likely to result in a first half net lending share of less than 10%. We are confident that we will now return to our normal 15-20% range in the second half of the year.

In Corporate, trading and financial performance is strong. Loan origination growth again exceeds asset growth retained on the balance sheet, as we continue to select and retain business based on its potential for superior returns. A strong contribution to profits from our investment book is again expected to add incremental and sustainable value. Nonetheless, the unrealised value in the book is forecast to have strengthened further.

Our Insurance & Investment businesses continue to make good progress. In our Investment business, we expect to deliver double digit sales growth in 2007, with gains in bancassurance and wealth management, at continued strong margins, offsetting a more selective approach to intermediary sales. Following the disposal of the Paymentshield intermediary business in late 2006, sales of general insurance products for the full year in 2007 are expected to be marginally lower, with good growth in household and motor insurance being offset by lower repayment insurance sales across both Group and third party business.

Our International operating divisions, (Australia, Ireland and Europe & North America) continue to drive additional profit growth from a focused and primarily organic strategy. They are delivering strong lending, deposit and sales growth alongside the continued development of our commercial banking and retail interests in Australia and Ireland.

Credit Quality

Overall, the credit environment continues to remain robust and as previously guided. In Retail, secured impairments are stable and unsecured impairments, whilst continuing to reflect the remaining seasoning of our credit card portfolio, are nevertheless forecast to be close to their peak. In Corporate, credit trends remain relatively benign thus meriting continued caution in this late stage of the cycle. International credit conditions also remain benign.

Financial Reporting

In common with the rest of the industry, since the beginning of the year we have seen a rise in customer requests for refunds of service charges in respect of current accounts given recent publicity surrounding the OFT market study. As these refunds relate predominantly to fees charged in prior years, we will report them outside of underlying earnings.

Following our announcement that the Group's European Corporate business will move to our Corporate division, the 2007 Interim results will be reported in line with this new structure. In a separate announcement, we have today released the Group's restated divisional comparatives for 2006.

Outlook

Progress at HBOS for the first five months of the year is again demonstrating our ability to deliver significant value creation for shareholders. The repatriation of surplus capital through our buyback programme is progressing well with share buybacks currently totalling £262m.

There will be a conference call with Phil Hodkinson, Group Finance Director at 9.30am today for analysts and investors. Please call the dial-in number approximately 15 minutes before the start time, for those who have not yet registered. Dial in details are as follows:

Freefone dial-in number: 0800 626606
International dial-in number: +44 1296 480 100

Once connected, follow the instructions provided over the phone. When prompted, give the following information:

1. Participant passcode: 114 296 67
2. Name & Company Name

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 2

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	2006 Divisional Comparatives
Released	07:00 12-Jun-07
Number	1714Y

12 June 2007

HBOS plc Restated Divisional Comparatives for 2006

Contents

INTRODUCTION

This document provides a revised breakdown of our results for the half year to 30 June 2006 and the full year

ended 31 December 2006 incorporating the following adjustments:

Divisional Reorganisation

In March 2007 we announced that the Group's European Corporate business was to become part of the Corporate Division reporting to Peter Cummings, Divisional Chief Executive. Our 2007 Interim Results, to be issued on 1 August 2007, will be reported in line with this new structure. This document provides a revised divisional breakdown of the comparative results for the half year ended 30 June 2006 and the year ended 31 December 2006.

Drive Financial Services ('Drive')

On 7 December 2006 we sold our 64.5% financial investment in Drive, a sub-prime auto finance receivables business based in Texas. So as to better reflect the trends in our International division, we now show the 2006 comparative results of Drive separately from our continuing International operations. In addition, as flagged in our 2006 Preliminary Results announcement, we have also presented the 2006 comparatives for Group net interest margin, impairment losses as a % of average advances and cost:income ratio excluding the impact of Drive.

Definition of Underlying Operating Income

In order to make the presentation of our results more comparable with competitors and in response to investor feedback, we have amended our definition of underlying operating income to include our share of profits of associates and jointly controlled entities.

IMPACT ON 2006 GROUP COMPARATIVES

The above adjustments have no impact on the Group's Consolidated Income Statement or Consolidated Balance Sheet or on the reported Group underlying profit before tax or underlying earnings per share for the half year to 30 June 2006 or the full year ended 31 December 2006.

As a result of the above adjustments, the key Group metrics for 2006 are amended as follows:

	As Published (Note 1)	Drive (Note 2)	Underlying operating income	**Rest**
	%	%	%	
Half year to 30 June 2006				
Net interest margin	1.79	(0.05)		
Impairment losses as a % of average advances	0.24	(0.01)		
Cost:income ratio	40.9	0.4		
Year to 31 December 2006				

Net interest margin	1.78	(0.06)		
Impairment losses as a % of average advances	0.48	(0.03)		
Cost:income ratio	40.9	0.5	(0.4)	

1. The results for the half year ended 30 June 2006 are those that were published in the 2006 Interim Results on 1 August 2006. The results for the year ended 31 December 2006 are those that were published in the 2006 Preliminary Results on 28 February 2007.

2. These amounts reflect the effect of excluding Drive from our 2006 comparative results.

DIVISIONAL REORGANISATION - SUMMARY

	As Published £m	Corporate Europe £m	Drive £m	**Rest**
Half year to 30 June 2006				
Retail	1,133			**1,**
Corporate	758	51		
Insurance & Investment	287			
International	389	(51)	(45)	
Treasury & Asset Management	156			
Group Items	(111)			**(**
Drive			45	
Underlying profit before tax	2,612			**2,**
Half year to 31 December 2006				
Retail	1,231			**1,**
Corporate	905	62		
Insurance & Investment	294			

International	431	(62)	(45)	
Treasury & Asset Management	194			
Group Items	(130)			(
Drive			45	
Underlying profit before tax	2,925			**2,**
Year to 31 December 2006				
Retail	2,364			**2,**
Corporate	1,663	113		**1,**
Insurance & Investment	581			
International	820	(113)	(90)	
Treasury & Asset Management	350			
Group Items	(241)			(
Drive			90	
Underlying profit before tax	5,537			**5,**

COST:INCOME RATIO - SUMMARY

	As Published %	Underlying operating income (Note 1) %	Business Transfers (Note 2) %	**Resta**
Half year to 30 June 2006				
Group	**40.9**		**0.4**	
Retail	38.6	(0.1)		
Corporate	27.9	(0.4)	(0.4)	

International	38.1		6.0
Treasury & Asset Management	46.4		
Half year to 31 December 2006			
Group	**41.0**	**(0.8)**	**0.5**
Retail	38.3	(0.1)	
Corporate	29.7	(2.6)	(0.3)
International	38.5	(0.1)	6.6
Treasury & Asset Management	47.9	(0.2)	
Year to 31 December 2006			
Group	**40.9**	**(0.4)**	**0.5**
Retail	38.4		
Corporate	28.9	(1.6)	(0.4)
International	38.3		6.3
Treasury & Asset Management	47.2	(0.1)	

(1) This reflects the change in the definition of underlying operating income to include our share of profits of associates and jointly controlled entities.

(2) These amounts reflect the results of the Corporate Europe business that was transferred from the Europe & North America operating unit within the International division to the Corporate division and the effects of the exclusion of Drive from the 2006 comparative results of International division and the Group.

CORPORATE

Financial Performance

Income Statement	Half Year Ended 30.06.06 Published £m	Corporate Europe £m	**Half Year Ended 30.06.06 Restated £m**	Year Ended 31.12.06 Published £m	Corporate Europe £m	**E 31. Res**
Net interest income	954	49	**1,003**	1,861	103	
Underlying non-interest income	331	17	**348**	1,009	44	
Commitment fees	21	3	**24**	39	6	
Guarantee fees	12	2	**14**	23	4	

International fees	23		23	49		
Transaction fees	33		33	63		
Underwriting fees	55	3	**58**	89	4	
Other	44	1	**45**	99	5	
Fees and commission income	188	9	**197**	362	19	
Fees and commission expense	(18)	(1)	**(19)**	(21)	(2)	
Profit on sale of investment securities	69		**69**	224		
Operating lease rental income	372	7	**379**	1,006	15	
Other operating income	42	6	**48**	138	21	
Non-interest income	653	21	**674**	1,709	53	
Operating lease depreciation	(284)	(3)	**(287)**	(788)	(8)	
Impairment on investment securities	(58)		**(58)**	(69)		
Share of profits of associates and jointly controlled entities	20	(1)	**19**	157	(1)	
Underlying net operating income	1,285	66	**1,351**	2,870	147	
Underlying operating expenses	(353)	(13)	**(366)**	(783)	(29)	
Staff	(197)	(9)	**(206)**	(447)	(20)	
Accommodation, repairs and maintenance	(2)	(1)	**(3)**	(2)	(2)	
Technology	(10)		**(10)**	(16)		
Marketing and communication	(14)		**(14)**	(31)	(1)	
Depreciation:						
Property and equipment and intangible assets	(13)		**(13)**	(31)		
Other	(39)	(3)	**(42)**	(91)	(6)	
Sub total	(275)	(13)	**(288)**	(618)	(29)	
Recharges:						
Technology	(23)		**(23)**	(50)		
Accommodation	(25)		**(25)**	(53)		
Other shared services	(30)		**(30)**	(62)		
Underlying operating profit before provisions	932	53	**985**	2,087	118	
Impairment losses on loans and advances	(174)	(2)	**(176)**	(424)	(5)	
Underlying profit before tax	758	51	**809**	1,663	113	
Net interest margin	2.34%	2.99%	**2.37%**	2.22%	2.84%	
Impairment losses as a % of average advances	0.22%	0.06%	**0.22%**	0.52%	0.14%	

Balance Sheet and Asset Quality Information	As at 30.06.06 Published	Corporate Europe	**As at 30.06.06 Restated**	As at 31.12.06 Published	Corporate Europe	**31. Res**
Loans and advances to customers	£82.4bn	£3.6bn	**£86.0bn**	£85.3bn	£4.3bn	**£8**
Impairment provisions on advances	£654m	£48m	**£702m**	£709m	£26m	**£**
Impairment provisions as a % of closing advances	0.79%	1.33%	**0.82%**	0.83%	0.60%	
Impaired loans	£1,107m	£50m	**£1,157m**	£1,124m	£39m	**£1,**
Impaired loans as a % of closing advances	1.34%	1.39%	**1.35%**	1.32%	0.91%	
Impairment provisions as a % of impaired loans	59%	96%	**61%**	63%	67%	
Risk weighted assets	£96.0bn	£4.7bn	**£100.7bn**	£100.7bn	£5.8bn	**£10**
Customer deposits	£40.6bn	£0.5bn	**£41.1bn**	£38.7bn	£0.8bn	**£3**

INTERNATIONAL

Financial Performance

Income Statement	Half Year Ended			**Half Year Ended**	Year Ended			

	30.06.06 Published £m	Corporate Europe £m	Drive £m	**30.06.06 Restated £m**	31.12.06 Published £m	Corporate Europe £m	Drive £m
Net interest income	583	(49)	(120)	**414**	1,239	(103)	(254)
Underlying non-interest income	204	(17)		**187**	447	(44)	1
Fees and commission income	117	(9)		**108**	237	(19)	
Fees and commission expense	(80)	1		**(79)**	(191)	2	1
Net earned premiums on insurance contracts	223			**223**	488		
Change in value of in-force long term Assurance business	25			**25**	104		
Operating lease rental income	17	(7)		**10**	36	(15)	
Investment and other operating income	5	(6)		**(1)**	255	(21)	
Non-interest income	307	(21)		**286**	929	(53)	1
Operating lease depreciation	(11)	3		**(8)**	(24)	8	
Change in investment contract liabilities	2			**2**	(12)		
Net claims incurred on insurance contracts	(33)			**(33)**	(113)		
Net change in insurance contract liabilities	(60)			**(60)**	(334)		
Impairment on investment securities	(1)			**(1)**	(2)		
Share of profits of associates and jointly controlled entities		1		**1**	3	1	
Underlying net operating income	787	(66)	(120)	**601**	1,686	(147)	(253)
Underlying operating expenses	(300)	13	22	**(265)**	(645)	29	43
Staff	(168)	9	15	**(144)**	(350)	20	29
Accommodation, repairs and maintenance	(21)	1	1	**(19)**	(43)	2	1
Technology	(16)			**(16)**	(33)		1
Marketing and communication	(20)			**(20)**	(45)	1	1
Depreciation:							
Property and equipment and intangible assets	(17)		1	**(16)**	(33)		1
Other	(57)	3	5	**(49)**	(139)	6	10
Sub total	(299)	13	22	**(264)**	(643)	29	43
Recharges:							
Technology	(1)			**(1)**	(1)		
Accommodation					(1)		
Underlying operating profit before provisions	487	(53)	(98)	**336**	1,041	(118)	(210)
Impairment losses on loans and advances	(98)	2	53	**(43)**	(221)	5	120
Underlying profit before tax	389	(51)	(45)	**293**	820	(113)	(90)
Net interest margin	2.51%	2.99%	20.79%	**1.97%**	2.49%	2.84%	18.88%
Impairment losses as a % of average advances	0.22%	0.06%	4.42%	**0.11%**	0.46%	0.14%	9.21%

Balance Sheet and Asset Quality Information	As at 30.06.06 Published	Corporate Europe	Drive	**As at 30.06.06 Restated**	As at 31.12.06 Published	Corporate Europe	Drive
Loans and advances to customers	£47.6bn	(£3.6bn)	(£1.3bn)	**£42.7bn**	£53.0bn	(£4.3bn)	
Impairment provisions on advances	£331m	(£48m)	(£66m)	**£217m**	£272m	(£26m)	
Impairment provisions as a % of closing advances	0.70%	1.33%	5.08%	**0.51%**	0.51%	0.60%	
Impaired loans	£604m	(£50m)	(£51m)	**£503m**	£620m	(£39m)	
Impaired loans as a % of closing advances	1.27%	1.39%	3.92%	**1.18%**	1.17%	0.91%	
Impairment provisions as a % of impaired loans	55%	96%	129%	**43%**	44%	67%	

Risk weighted assets	£43.5bn	(£4.7bn)	(£1.6bn)	**£37.2bn**	£47.1bn	(£5.8bn)	
Customer deposits	£14.8bn	(£0.5bn)		**£14.3bn**	£18.3bn	(£0.8bn)	

Europe & North America ('ENA')

Financial Performance

Income Statement	Half Year Ended 30.06.06 Published £m	Corporate Europe £m	Drive £m	**Half Year Ended 30.06.06 Restated £m**	Year Ended 31.12.06 Published £m	Corporate Europe £m	Drive £m	R
Net interest income	223	(49)	(120)	**54**	470	(103)	(254)	
Underlying non-interest income	111	(17)		**94**	263	(44)	1	
Fees and commission income	53	(9)		**44**	110	(19)		
Fees and commission expense	(78)	1		**(77)**	(179)	2	1	
Net earned premiums on insurance contracts	213			**213**	467			
Change in value of in-force long term assurance business	25			**25**	104			
Operating lease rental income	7	(7)			15	(15)		
Investment and other operating income	(21)	(6)		**(27)**	197	(21)		
Non-interest income	199	(21)		**178**	714	(53)	1	
Operating lease depreciation	(3)	3			(8)	8		
Change in investment contract liabilities	6			**6**	(1)			
Net claims incurred on insurance contracts	(32)			**(32)**	(111)			
Net change in insurance contract liabilities	(57)			**(57)**	(328)			
Share of losses of associates and jointly controlled entities	(2)	1		**(1)**	(3)	1		
Underlying net operating income	334	(66)	(120)	**148**	733	(147)	(253)	
Underlying operating expenses	(95)	13	22	**(60)**	(206)	29	43	
Staff	(49)	9	15	**(25)**	(106)	20	29	
Accommodation, repairs and maintenance	(6)	1	1	**(4)**	(13)	2	1	
Technology	(4)			**(4)**	(6)		1	

Marketing and communication	(5)			**(5)**	(9)	1	1
Depreciation:							
Property and equipment and intangible assets	(5)		1	**(4)**	(11)		1
Other	(25)	3	5	**(17)**	(59)	6	10
Sub total	(94)	13	22	**(59)**	(204)	29	43
Recharges:							
Technology	(1)			**(1)**	(1)		
Accommodation					(1)		
Underlying operating profit before provisions	239	(53)	(98)	**88**	527	(118)	(210)
Impairment losses on loans and advances	(59)	2	53	**(4)**	(134)	5	120
Underlying profit before tax	180	(51)	(45)	**84**	393	(113)	(90)
Net interest margin	3.73%	2.99%	20.79%	**1.43%**	3.70%	2.84%	18.88%
Impairment losses as a % of average advances	0.50%	0.06%	4.42%	**0.05%**	1.13%	0.14%	9.21%

Balance Sheet and Asset Quality Information	As at 30.06.06 Published	Corporate Europe	Drive	**As at 30.06.06 Restated**	As at 31.12.06 Published	Corporate Europe	Drive	F
Loans and advances to customers	£12.7bn	(£3.6bn)	(£1.3bn)	**£7.8bn**	£12.6bn	(£4.3bn)		
Impairment provisions on advances	£133m	(£48m)	(£66m)	**£19m**	£46m	(£26m)		
Impairment provisions as a % of closing advances	1.05%	1.33%	5.08%	**0.24%**	0.37%	0.60%		
Impaired loans	£136m	(£50m)	(£51m)	**£35m**	£78m	(£39m)		

Impaired loans as a % of closing advances	1.07%	1.39%	3.92%	**0.45%**	0.62%	0.91%		
Impairment provisions as a % of impaired loans	98%	96%	129%	**54%**	59%	67%		
Risk weighted assets	£13.0bn	(£4.7bn)	(£1.6bn)	**£6.7bn**	£11.7bn	(£5.8bn)		
Customer deposits	£0.7bn	(£0.5bn)		**£0.2bn**	£1.0bn	(£0.8bn)		

Contacts

Investor Relations

Charles Wycks

Director of Investor Relations

(0131) 243 5509

(020) 7905 9600

charleswycks@hbosplc.com

John Hope

Director, Investor Relations

(0131) 243 5508

(020) 7905 9600

johnhope@hbosplc.com

Press Office

Shane O'Riordain

General Manager, Group Communications

(020) 7905 9600

07770 544585 (mobile)

shaneo'riordain@hbosplc.com

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:16 12-Jun-07
Number	2292Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	11 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,287,372	(2.087%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,287,372	(2.087%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	33,780	£6.282
Sale	997	£6.276

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:19 12-Jun-07
Number	2294Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	11 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	28,009,807	(3.456%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,009,807	(3.456%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	231,235	£2.699

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 June2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2007 JUL 15 P 1:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 13-Jun-07
Number	2551Y

HBOS plc announces that on 12 June 2007 it purchased 750,000 of its ordinary shares at a price of 1,023.6600 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,212,000 of its ordinary shares in Treasury and has a total of 3,746,942,525 ordinary shares (excluding shares held in Treasury) in issue.

END

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©2007 London Stock Exchange plc. All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	13:51 13-Jun-07
Number	2946Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	12 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,285,424	(2.086%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,285,424	(2.086%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	951	£6.271

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Civica plc
Released	13:53 13-Jun-07
Number	2949Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Civica plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	12 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,133,285	(6.571%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,133,285	(6.571%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	193,890	£2.793

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:55 13-Jun-07
Number	2951Y

Free annual report

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	12 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	28,007,914	(3.456%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,007,914	(3.456%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,893	£2.730

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 June2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	03:10 14-Jun-07
Number	3860Y

Execution Version

Final Terms dated 31 May 2007

HBOS Treasury Services plc
(acting through its London office)

Issue of ISK 3,000,000,000 12.00 per cent. Fixed Rate Notes due 15 December 2008
(the "Instruments")
guaranteed by HBOS plc and the Governor and Company of the Bank of Scotland

under the USD 120,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch).

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Prospectus dated 1 May 2007 (the "**Prospectus**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing in respect of HBOS plc and The Governor and Company of the Bank of Scotland, at the offices of Shepherd and Wedderburn LLP, Level 2, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2ET, and, in respect of HBOS Treasury Services plc, at its registered office, and in the case of each of them, at the specified office of the Principal Paying Agent.

1.	(i) Issuer:	HBOS Treasury Services plc (acting through its London office).
	(ii) Guarantors:	HBOS plc and The Governor and Company of the Bank of Scotland.
2.	Series Number:	Euro 1512/07
3.	Specified Currency or Currencies:	Icelandic Kroner ("**ISK**")
4.	Aggregate Principal Amount:	ISK 3,000,000,000
5.	Issue Price:	100.419 per cent. of the Aggregate Principal Amount.
6.	Specified Denominations:	ISK 100,000
7.	Issue Date:	14 June 2007.
8.	Maturity Date:	15 December 2008.
9.	Interest Basis:	Interest Bearing. Condition 5A (Fixed Rate) is applicable. 12.00 per cent. Fixed Rate (further particulars specified below).
10.	Redemption/Payment Basis:	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable.
12.	Put/Call Options:	Not Applicable.

13.	(i)	Status of the Instruments:	Unsubordinated. Condition 3A is applicable.
	(ii)	Status of the Guarantee:	Unsubordinated. Condition 4A is applicable.
14.		Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		**Fixed Rate Instrument Provisions**	Applicable.
	(i)	Rate of Interest:	12.00 per cent. per annum payable annually in arrear.
	(ii)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.
	(iii)	Interest Payment Dates:	15 December 2007 and the Maturity Date.
	(iv)	Fixed Coupon Amounts:	Save in respect of the first Interest Payment Date, ISK 12,000 per ISK 100,000 in principal amount, payable on the Maturity Date.
	(v)	Broken Amounts:	ISK 6,049.32 per ISK 100,000 in principal amount, payable on 15 December 2007 (short first Interest Period).
	(vi)	Day Count Fraction:	Actual/Actual (ICMA).
	(vii)	Determination Date:	15 December of each year.

	(viii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable.
16.	**Floating Rate Instrument Provisions**	Not Applicable.
17.	**Non Interest Bearing Instrument Provisions**	Not Applicable.
18.	**Index-Linked Interest Instruments**	Not Applicable.
19.	**Dual Currency Instrument Provisions**	Not Applicable.
20.	**Other Rates**	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option (Instruments to which Condition 6.06 applies)**	Not Applicable.
22.	**Put Option (Instruments to which Condition 6.09 applies)**	Not Applicable.
23.	**Final Redemption Amount of each Instrument**	ISK 100,000 per Instrument of ISK 100,000 Specified Denomination.
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions 6.05 and 7.02.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Bearer Instruments. Condition 1.02(i) applies. Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Relevant Financial Centre(s) or other special provisions relating to dates for payment or any amount due in respect of any Instrument:	London, Reykjavik and New York.
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable.
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable.

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
31.	New Global Instrument:	No.
32.	Other final terms:	Not Applicable.

DISTRIBUTION

33.	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable.
	(i) Date of Subscription Agreement:	Not Applicable.
	(ii) Stabilising Manager:	Not Applicable.
34.	If non-syndicated, name of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB
35.	Total commission and concession:	1.125 per cent. of the Aggregate Principal Amount of the Instruments.

36. Additional selling restrictions: Iceland

The Dealer has represented and agreed that it will not offer Instruments to the general public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No. 33/2003) as amended and any applicable laws or regulations in Iceland.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the USD 120,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch).

RESPONSIBILITY

The Issuer and the Guarantors accept responsibility for the information contained in these Final Terms. Each of the Issuer and the Guarantors confirms that, to the best of their knowledge, having taken all reasonable care to ensure that such is the case, such information is in accordance with the facts and does not omit anything likely to affect its import.

Signed on behalf of HBOS Treasury Services plc, as Issuer:

By:

Duly authorised

Signed on behalf of HBOS plc, as Guarantor:

By:

Duly authorised

Signed on behalf of The Governor and Company of the Bank of Scotland, as Guarantor:

By:

Duly authorised

PART B - OTHER INFORMATION

1. **LISTING**

(i)	Listing:	London.
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to the Official List of the UK Listing Authority and to trading on the Gilt Edged and Fixed Interest market of the London Stock Exchange with effect from 14 June 2007.

2. **RATINGS**

Ratings:	The Instruments are expected to have the following ratings: S&P: AA Moody's: Aa1 Fitch: AA+

As defined by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("**S&P**"), "AA" is a Long-Term Issue Credit Rating and means that the Issuer's capacity to meet its financial commitment on the Instruments is very strong.

As defined by Moody's Investor Service, Inc. ("**Moody's**"), "Aa1" is a Long-Term Obligation Rating (original maturities of one year or more) and indicates an obligation which is judged to be of high quality and subject to very low credit risk. Moody's appends numerical modifiers, 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

As defined by Fitch Ratings Limited ("**Fitch**"), "AA" is an International Long-Term Credit Rating of a very high credit quality. It denotes the lowest expectation of credit risk and indicates a very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. An addition of a plus(+) or minus(-) sign shows relative standing within the major rating categories.

A rating is not a recommendation to buy, sell or hold securities and may be subject to change, suspension or withdrawal at any time by the assigning rating agency.

3. **NOTIFICATION**

The UK Listing Authority has provided the competent authorities of The Netherlands, Denmark, Germany, Austria and Luxembourg with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale" as set out in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	As stated in the Prospectus under "Use of Proceeds".
(ii)	Estimated net proceeds:	ISK 2,978,820,000.
(iii)	Estimated total expenses:	Approximately GBP 9,200, comprising approximately GBP 1,200 in listing fees and approximately GBP 8,000 in legal fees.

6. **YIELD**

Indication of yield:	11.801 per cent. annual. As set out above, the yield is calculated at the Issue

Date on the basis of the Issue Price. It is not an indication of future yield.

7. OPERATIONAL INFORMATION

ISIN Code:	XS0304045486
Common Code:	030404548
WKN:	A0NW4J
Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking Societe Anonyme and the relevant identification number(s):	Not Applicable.
Delivery:	Delivery against payment.
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable.
Intended to be held in a manner which would allow Eurosystem eligibility:	No.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 14-Jun-07
Number	3271Y

HBOS plc announces that on 13 June 2007 it purchased 750,000 of its ordinary shares at a price of 1,019.3800 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,962,000 of its ordinary shares in Treasury and has a total of 3,746,192,525 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Jun-07
Number	4149Y

HBOS plc announces that on 14 June 2007 it purchased 1,240,000 of its ordinary shares at a price of 1,023.8100 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,202,000 of its ordinary shares in Treasury and has a total of 3,744,954,525 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:47 15-Jun-07
Number	4677Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	14 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	28,003,650	(3.455%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,003,650	(3.455%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,265	£2.733

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 June2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:49 15-Jun-07
Number	4844Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 750,000,000 5.50 per cent. Fixed Rate Notes due 15 June 2012, ISIN No. XS0305358987
http://www.rns-pdf.londonstockexchange.com/rns/4844y_-2007-6-15.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United

States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 19-Jun-07
Number	5745Y

HBOS plc announces that on 18 June 2007 it purchased 500,000 of its ordinary shares at a price of 1,028.6100 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,702,000 of its ordinary shares in Treasury and has a total of 3,744,454,525 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:32 19-Jun-07
Number	6352Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,247,046	(2.083%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,247,046	(2.083%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	38,380	£6.375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Woodrow plc
Released	14:33 19-Jun-07
Number	6353Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Woodrow plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,677,374	(1.319%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,677,374	(1.319%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	63,420	£4.139

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm plc
Released	14:35 19-Jun-07
Number	6356Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	65,277,739	(2.722%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	65,277,739	(2.722%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	783,671	£0.128

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:38 19-Jun-07
Number	6363Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,948,163	(3.448%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,948,163	(3.448%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,160	£2.758
Sale	63,648	£2.750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securi

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Imperial Chem Ind
Released	14:48 19-Jun-07
Number	6372Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	18 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,067,505	(1.763%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,067,505	(1.763%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation of Shares
Released	15:30 19-Jun-07
Number	6405Y

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 19 June 2007, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 702,000 of its ordinary shares in Treasury and has a total of 3,744,454,525 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 240,000,000.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 20-Jun-07
Number	6590Y

HBOS plc announces that on 19 June 2007 it purchased 800,000 of its ordinary shares at a price of 1,018.7800 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 1,502,000 of its ordinary shares in Treasury and has a total of 3,743,654,525 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comm plc
Released	11:58 20-Jun-07
Number	6971Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	19 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	64,277,739	(2.680%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,277,739	(2.680%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000,000	£0.128

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	13:45 20-Jun-07
Number	7070Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 10,000,000 CMS Linked Floating Rate Notes due 20 September 2024, Temporary ISIN NO> XS0303641558, Permanent ISIN No. will be XS0200785615

http://www.rns-pdf.londonstockexchange.com/rns/7070y_-2007-6-20.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States

Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:36 20-Jun-07
Number	7162Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

NOK 60,000,000 5.64 per cent. Fixed Rate Notes due 14 June 2017, ISIN No. XS0305626821

http://www.rns-pdf.londonstockexchange.com/rns/7162y_-2007-6-20.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States

Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	15:44 20-Jun-07
Number	7239Y

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416WC).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

CAD 500,000,000 Callable Fixed to Floating Rate Notes due June 2017, ISIN No.CA42205MAF38
http://www.rns-pdf.londonstockexchange.com/rns/7239y_-2007-6-20.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid

exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Jun-07
Number	7464Y

HBOS plc announces that on 20 June 2007 it purchased 1,000,000 of its ordinary shares at a price of 1,010.6600 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,502,000 of its ordinary shares in Treasury and has a total of 3,742,654,525 ordinary shares (excluding shares held in Treasury) in issue.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:15 21-Jun-07
Number	7819Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

ZAR 500,000,000 Floating Rate Notes due June 2010, ISIN No. XS0305443581
http://www.rns-pdf.londonstockexchange.com/rns/7819y_-2007-6-21.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid

exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:24 21-Jun-07
Number	7985Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	20 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,246,000	(2.081%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,246,000	(2.081%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,046	£6.325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-Jun-07
Number	8226Y

HBOS plc announces that on 21 June 2007 it purchased 1,500,000 of its ordinary shares at a price of 1,001.8000 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,002,000 of its ordinary shares in Treasury and has a total of 3,741,154,525 ordinary shares (excluding shares held in Treasury) in issue.

END

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©2007 London Stock Exchange plc. All rights reserved

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:37 22-Jun-07
Number	8816Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	21 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	26,247,051	(2.081%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,247,051	(2.081%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	1,050	£6.325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure

	22 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

	22 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-Jun-07
Number	9100Y

HBOS plc announces that on 22 June 2007 it purchased 1,500,000 of its ordinary shares at a price of 998.8600 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,502,000 of its ordinary shares in Treasury and has a total of 3,739,654,525 ordinary shares (excluding shares held in Treasury) in issue.

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	13:56 25-Jun-07
Number	9644Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	22 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	64,190,058	(2.676%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	64,190,058	(2.676%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	87,682	£0.125

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2007 JUL 16 P 12:47

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	13:59 25-Jun-07
Number	9646Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	22 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,486,050	(1.630%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,486,050	(1.630%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	153,846	£6.240
Sale	1,427,613	£6.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:01 25-Jun-07
Number	9647Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	22 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,232,986	(2.080%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,232,986	(2.080%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,600	£6.200
Sale	3,465	£6.195

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Bridgewell Grp plc
Released	14:05 25-Jun-07
Number	9650Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Bridgewell Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.001p
Date of dealing	22 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	714,285	(1.733%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	714,285	(1.733%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10	£1.170

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

2007 JUL 15 P 12:23

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 26-Jun-07
Number	9861Y

RNS Number:9861Y
HBOS PLC
26 June 2007

HBOS plc

HBOS plc announces that on 25 June 2007 it purchased 1,500,000 of its ordinary shares at a price of 999.4167 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,002,000 of its ordinary shares in Treasury and has a total of 3,738,154,525 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:04 26-Jun-07
Number	0562Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	25 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	19,236,051	(1.609%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,236,051	(1.609%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	£6.295

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

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RECEIVED

2007 JUL -5 P 12:2?

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 27-Jun-07
Number	0766Z

RNS Number:0766Z
HBOS PLC
27 June 2007

HBOS plc

HBOS plc announces that on 26 June 2007 it purchased 1,500,000 of its ordinary shares at a price of 1004.4873 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,502,000 of its ordinary shares in Treasury and has a total of 3,736,654,525 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:18 27-Jun-07
Number	1464Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	26 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	26,200,259	(2.077%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,200,259	(2.077%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	32,727	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:21 27-Jun-07
Number	1467Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	26 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,202,707	(1.607%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,202,707	(1.607%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	33,344	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	15:23 27-Jun-07
Number	1471Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	26 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	63,350,563	(2.641%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	63,350,563	(2.641%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	839,495	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 June 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 28-Jun-07
Number	1590Z

RNS Number:1590Z
HBOS PLC
28 June 2007

HBOS plc

HBOS plc announces that on 27 June 2007 it purchased 2,000,000 of its ordinary shares at a price of 977.0625 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,502,000 of its ordinary shares in Treasury and has a total of 3,734,654,525 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Civica plc
Released	13:44 28-Jun-07
Number	2287Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Civica plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	27 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,110,097	(6.534%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,110,097	(6.534%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	23,188	£2.670

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	13:47 28-Jun-07
Number	2290Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	27 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,952,708	(1.586%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,952,708	(1.586%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	£6.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Imprint plc
Released	13:49 28-Jun-07
Number	2294Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imprint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	27 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	873,533	(2.302%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	873,533	(2.302%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,740	£2.120

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	10:15 29-Jun-07
Number	2985Z

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,745,156,525 shares of 25p each, of which 10,502,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,734,654,525 ordinary shares of 25p each. This figure (3,734,654,525 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	12:00 29-Jun-07
Number	3211Z

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	28 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	18,972,709	(1.587%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,972,709	(1.587%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	£6.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 June 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Chairman - Re-appointment
Released	12:30 29-Jun-07
Number	3276Z

HBOS Chairman

HBOS announces that Dennis Stevenson will be reappointed as Chairman for a further three years when his current term comes to an end in June 2008.

Sir Ron Garrick, Deputy Chairman and Chairman of the Nominations Committee, said:

"We are very pleased that Dennis has accepted our invitation to renew his Chairmanship with HBOS."

- Ends -

Media Enquiries: Shane O'Riordain 07770 544 585

Editors' Notes:

Dennis Stevenson

Dennis was appointed a Director of Halifax in May 1999 and became Chairman in July of that year. Following the merger of Bank of Scotland and Halifax in September 2001, Dennis became Chairman of HBOS plc. He is Chairman of the House of Lords Appointments Commission and Chancellor of the University of the Arts London.

END

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©2007 London Stock Exchange plc. All rights reserved

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288a

RECEIVED 2007 JUL 11

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC 218813

Company Name in full HBOS PLC

Appointment form

Notes on completion appear on next page

	Day	Month	Year		Day	Month	Year
Date of appointment	01	05	2007	† Date of Birth	16	07	1947

Appointment as director [X] as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

NAME * Style / Title: MR * Honours etc:

Forename(s): JOHN EDWARD

Surname: MACK

Previous forename(s): Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [✓]

††Usual residential address: THE MOUND

Post town: EDINBURGH Postcode: EH1 1YZ

County / Region: MIDLOTHIAN Country: SCOTLAND

† Nationality: AMERICAN † Business occupation: COMPANY DIRECTOR

† Other directorships (additional space next page): N/A

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 22/05/2007

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 22/05/2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

WEDNESDAY *SD9V8QKR* 185 SCT 20/06/2007 COMPANIES HOUSE

Form April 2002

Company Number

† Directors only — † Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	25	04	2007

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title: Sir * Honours etc: C B E

Please insert details as previously notified to Companies House

Forename(s): Brian Gammell

Surname: Ivory

	Day	Month	Year
† Date of Birth	10	04	1949

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 5/6/07

* Voluntary details
† Directors only
** Delete as appropriate

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel 0131 243 5410 Fax 0131 243 5516

DX number DX exchange

FRIDAY *SE6X0Q87* SCT 08/06/2007 634 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

OneWorld

363a

COMPANIES HOUSE
FEE PAID
EDINBURGH

Please complete in typescript, or in bold black capitals

CHFP010

Annual Return

Company Number SC218813

Company Name in full HBOS plc

SATURDAY

SEX5LPVD
SCT 26/05/2007 1567
COMPANIES HOUSE

Date of this return
The information in this return is made up to

Day		Month		Year			
0	3	0	5	2	0	0	7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day Month Year

Registered Office
Show here the address **at the date of this return**

The Mound

Any change of registered office ***must*** *be notified on form 287*

Post town EDINBURGH

County / Region

UK Postcode EH1 1YZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

If the code number cannot be determined, give a brief description of principal activity

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept: Computershare Investor Services PLC, Lochside House, 7 Lochside Avenue, Edinburgh Park

Post town: Edinburgh

County / Region:

UK Postcode: EH12 9DJ

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept:

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

Name

* Style / Title: Mr

Forename(s): Harold Francis

Surname: Baines

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

[X] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	SIR
Date of birth (Day Month Year)	2 1 0 8 1 9 4 0
Forename(s)	Ronald
Surname	Garrick
Address †† [X]	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	2 3 0 7 1 9 4 7
Forename(s)	Anthony John
Surname	Hobson
Address †† [X]	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Director

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Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Ms
Date of birth (Day Month Year)	21 07 1964
Forename(s)	Coline Lucille
Surname	McConville
X Address ††	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	Australian
Business occupation	Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	29 03 1959
Forename(s)	Richard John
Surname	Cousins
X Address ††	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Company Director

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Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of birth (Day Month Year)	20 05 1962
Forename(s)	JOANNE
Surname	DAWSON
Address †† [X]	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Company Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1964
Forename(s)	Charles William
Surname	Dunstone
Address †† [ ]	71 Addison Road
Post town	London
County / Region	
UK Postcode	W14 8EB
Country	
Nationality	British
Business occupation	Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	12 12 1960
Forename(s)	Bernard
Surname	Higgins
Address ††	[X] The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	26 04 1958
Forename(s)	Philip Andrew
Surname	Hodkinson
Address ††	[X] The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Company Director

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Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of birth (Day Month Year): 2 1 0 1 1 9 6 7

Forename(s): Andrew Hedley

Surname: Hornby

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Chief Executive HBOS plc

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title:

Date of birth (Day Month Year): 2 9 0 7 1 9 5 6

Forename(s): Karen Elisabeth Dind

Surname: Jones

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

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Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

[X]

* Style / Title:

Date of birth (Day Month Year): 16 07 1947

Forename(s): John Edward

Surname: Mack

The Mound

Post town: EDINBURGH

County / Region: Scotland

UK Postcode: EH1 1YZ

Country:

Nationality: American

Business occupation: Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

[✓]

* Style / Title: Mr

Date of birth (Day Month Year): 09 09 1950

Forename(s): Colin

Surname: Matthew

The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	2 2 0 6 1 9 5 3
Forename(s)	Kathleen Anne
Surname	Nealon
Address †† [X]	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	American
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	1 9 0 7 1 9 5 5
Forename(s)	Peter Joseph
Surname	Cummings
Address †† [X]	The Mound
Post town	EDINBURGH
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Bank Official

BLUEPRINT OneWorld

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title

Date of birth: Day 19 Month 07 Year 1945

Forename(s): The Lord Stevenson of

Surname: Coddenham

[X] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Management Consultant

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title

Date of birth: Day Month Year

Forename(s)

Surname

[ ] **Address ††**

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

BLUEPRINT OneWorld

Issued share capital

Enter details of all the shares in issue at the date of this return	Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
	See attached schedule		
	Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[X]
A full list of shareholders is enclosed	X	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] Date 23/05/2007

Please delete as appropriate

† a ~~director~~ / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

This return includes 16 continuation sheets (enter number)

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel 0131 243 5410
Fax 0131 243 5516

DX number DX exchange

UEPRINT OneWorld

BLUEPRINT
OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Australian Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share or total amount of stock)
PREFERENCE SHARES AUS$1	0	AUD0 00
Totals	0	0 00

OneWorld

Issued share capital
Schedule to form 363a

:HFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Canadian Dollar

ssued share capital

nter details of all the shares in issue
t the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE SHARES CAN$1	0	CAD0 00
Totals	0	0 00

BLUEPRINT OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Euro

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE	0	€0 00
Totals	0	0 00

coform

Issued share capital
Schedule to form 363a

:HFP010 **Company Number** SC218813

Company Name in full HBOS plc

Currency Pounds Sterling

ssued share capital

nter details of all the shares in issue
it the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
6 0884% NON CUM PREFERENCE	750,000	750,000 00
6 125% PREFERENCE	0	0 00
6 3673% FIXED TO FLOATING NON-CUM PREFERENCE	350,000	350,000 00
6 475% NON-CUMULATIVE PREFERENCE	198,065,600	198,065,600 00
7 754% NON-CUM PERPETUAL PREFS CLASS B	0	0 00
8 117% NON-CUM PERPETUAL PREFS CLASS A	0	0 00
' 25% PREFERENCE	300,000,000	300,000,000 00
' 75% PREFERENCE	100,000,000	100,000,000 00
RDINARY	3,755,048,615	938,121,653 75
REFERENCE	0	0 00
Totals	4,354,214,215	1,537,287,253 75

Issued share capital
Schedule to form 363a

HFP010

Company Number SC218813

Company Name in full HBOS plc

Currency US Dollar

sued share capital

ter details of all the shares in issue the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
?reference	0	US$0 00
?ate Series A Preference Shares	750,000	US$750,000 00
?ate Series B Preference Shares	750,000	US$750,000 00
Totals	1,500,000	1,500,000 00

coform

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on
  - The company's first annual return following the incorporation,
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Register held at Computershare Address Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode BS99 7NH	£1 00 6 0884% NON CUM PREFERENCE Shares Held 750,000		
Name Register held at Computershare Address 'omputershare Investor Services plc, 'O Box 8, The Pavillions, Bridgewater 'oad, Bristol JK postcode BS99 7NH	£1 00 6 3673% NON CUM PREFERENCE Shares Held 350,000		
lame egister held at Computershare ddress omputershare Investor Services plc,) Box 8, The Pavillions, Bridgewater oad, Bristol K postcode BS99 7NH	£1 00 6 475% NON CUMULATIVE PREFERENCE Shares Held 198,065,600		

coform

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on
  - The company's first annual return following the incorporation,
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Register held at Computershare Address Computershare Investor Services plc, PO Box 8, The Pavilions, Bridgewater Road, Bristol UK postcode BS99 7NH	£1 00 9 25% NON CUM PREFERENCE Shares Held 300,000,000		
Name Register held at Computershare Address Computershare Investor Services plc, PO Box 8, The Pavilions, Bridgewater Road, Bristol UK postcode BS99 7NH	£1 00 9 75% NON CUM PREFERENCE Shares Held 100,000,000		
Name Address UK postcode BS99 7NH			

OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on
  - The company's first annual return following the incorporation,
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name HBOS plc Treasury Shares Account	£0 25 ORDINARY	10,000,000	17/05/2006
		10,000,000	09/06/2006
		10,000,000	08/08/2006
Address The Mound, EDINBURGH, Scotland		10,000,000	03/10/2006
		10,000,000	23/10/2006
		10,000,000	14/11/2006
	Shares Held	10,000,000	07/12/2006
UK postcode EH1 1YZ	2,562,000	10,000,000	16/03/2007
Name		10,000,000	24/04/2007
Address			
UK postcode			
Name Register held at Computershare	£0 25 ORDINARY	1,000,000	04/05/2006
		800,000	08/05/2006
		700,000	09/05/2006
Address Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol		350,000	10/05/2006
		1,200,000	12/05/2006
		750,000	17/05/2006
	Shares Held	1,000,000	18/05/2006
UK postcode BS99 7NH	3,752,486,615	1,000,000	19/05/2006

HFP010

List of past and present shareholders (Continued)

Company Number SC218813

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name		1,000,000	22/05/2006
		450,000	23/05/2006
Address		1,500,000	24/05/2006
		400,000	25/05/2006
		1,500,000	30/05/2006
		500,000	31/05/2006
		500,000	05/06/2006
UK postcode		1,000,000	06/06/2006
Name		350,000	07/06/2006
		1,000,000	13/06/2006
Address		2,000,000	21/06/2006
		1,250,000	28/06/2006
		2,500,000	29/06/2006
		1,130,000	01/08/2006
		2,500,000	03/08/2006
UK postcode		350,000	07/08/2006
Name		500,000	08/08/2006
		360,000	10/08/2006
Address		400,000	11/08/2006
		500,000	18/08/2006
		860,000	21/08/2006
		560,000	22/08/2006
		150,000	24/08/2006
UK postcode		1,000,000	06/09/2006
Name		1,000,000	07/09/2006
		450,000	11/09/2006
Address		1,150,000	26/09/2006
		1,000,000	27/09/2006
		1,000,000	28/09/2006
		600,000	29/09/2006
		1,000,000	02/10/2006
UK postcode		550,000	03/10/2006

OneWorld

!FP010

List of past and present shareholders (Continued)

Company Number SC218813

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) Class and number of shares or amount of stock transferred	Date of registration of transfer
lame		1,000,000	05/10/2006
		651,000	06/10/2006
		350,000	09/10/2006
.ddress		800,000	10/10/2006
		700,000	11/10/2006
		500,000	12/10/2006
		600,000	13/10/2006
'K postcode		250,000	16/10/2006
ame		1,700,000	17/10/2006
		1,000,000	18/10/2006
		1,500,000	19/10/2006
ldress		1,000,000	20/10/2006
		500,000	23/10/2006
		600,000	24/10/2006
		500,000	25/10/2006
(postcode		1,200,000	31/10/2006
ıme		1,050,000	01/11/2006
		1,000,000	02/11/2006
		1,000,000	07/11/2006
dress		900,000	08/11/2006
		1,500,000	09/11/2006
		800,000	10/11/2006
		1,000,000	14/11/2006
postcode		500,000	15/11/2006
ne		500,000	20/11/2006
		750,000	21/11/2006
		1,000,000	23/11/2006
ress		1,000,000	24/11/2006
		750,000	27/11/2006
		500,000	28/11/2006
		500,000	29/11/2006
ostcode		750,000	30/11/2006

IFP010

List of past and present shareholders (Continued)

Company Number SC218813

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate) — Class and number of shares or amount of stock transferred	Date of registration of transfer
ame		1,000,000	01/12/2006
		500,000	04/12/2006
		750,000	05/12/2006
ddress		500,000	06/12/2006
		1,250,000	22/12/2006
		2,000,000	28/02/2007
		750,000	05/03/2007
K postcode		2,000,000	06/03/2007
ame		1,150,000	08/03/2007
		500,000	12/03/2007
		1,500,000	13/03/2007
Idress		1,500,000	14/03/2007
		500,000	16/03/2007
		1,000,000	30/03/2007
		1,000,000	30/03/2007
. postcode		500,000	02/04/2007
me		550,000	03/04/2007
		500,000	04/04/2007
		250,000	05/04/2007
Iress		300,000	10/04/2007
		500,000	11/04/2007
		300,000	12/04/2007
		250,000	13/04/2007
postcode		250,000	16/04/2007
ne		1,500,000	17/04/2007
		1,000,000	18/04/2007
		900,000	19/04/2007
ess		500,000	01/05/2007
		330,000	02/05/2007
ostcode			

coform

List of past and present shareholders
Schedule to form 363a

HFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on
  - The company's first annual return following the incorporation,
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Bank of New York Address: 01 Barclay Street, Floor 22 West, New ork, New York 10286 UK postcode	US$1 00 rate Series A Preference Shares 750,000		
Name: ink of New York Address: 1 Barclay Street, Floor 22 West, New rk, New York 10286 postcode	US$1 00 rate Series A Preference Shares 750,000		
Name Address postcode			

A

FORM ML13/1

BULK LIST OF SHAREHOLDERS OR MEMBERS

A bulk list (over 50 pages) of Shareholders or Members for the company named below has been lodged but does not appear on this annual return

If you wish to search the list please contact Companies House Information Centre

Company Number SC 218813

Company Name HBOS plc

Annual Return Date 3/5/07.

Companies House

for the record

POS
NC - 8/5/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	16/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1050.4156p		
Minimum price paid	1050.4156p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,252,078.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,265.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 16/4/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

POS
NC - 8/5/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below: For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	300,000		
Date(s) shares delivered to the company	17/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1062.3908p		
Minimum price paid	1062.3908p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,187,172.40

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 15,940.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 17/4/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

NC - 8/5/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	18/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1069.8598p		
Minimum price paid	1069.8598p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,674,649.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 13,375.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 18/4/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

POS
NC - 8/5/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Please do not write in the space below. For Inland Revenue use only.

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	19/04/2007		
For each share: Nominal value	25p		
Maximum price paid	1082.6353p		
Minimum price paid	1082.6353p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,706,588.25

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 13,535.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19/4/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	05	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	80,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 80,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/6/07

** A director / secretary / administrator / administrative-receiver / receiver / official-receiver / receiver-manager / voluntary-arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House

for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,026		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 1,026
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 1/6/07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

COPY

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,844	755	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	730.5p	662.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	~~6,844~~ 7,599
	~~Ordinary~~	~~755~~
UK Postcode: HX1 2RG		
Name(s):		
Address:	Ordinary	
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

(copy)

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	06	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,354		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	2,354
Name(s): Address: UK Postcode:	Ordinary	
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed .... Date ....

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver-manager / voluntary-arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc	
The Mound, Edinburgh, EH1 1YZ	
	Tel 0131 243 5486
DX number	DX exchange

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	06	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,020		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Peter Janvier Address: Ivy Cottage, Flash Lane, Rufford, North Ormskirk, Lancashire UK Postcode L40 1SW	Ordinary	755
Name(s): Mrs Ruth Elizabeth Cary-Elwes Address: 41 Hillier Road, London UK Postcode SW11 6AX	Ordinary	2,265
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/6/07

** ~~A director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,606		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	730.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	580
Name(s): Mr Christopher Eddison Address: 136 Free Trade Wharf, 340 The Highway, London UK Postcode: E1W 3EU	Ordinary	1,026
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed   Date 12/06/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number   DX exchange